

July 26, 2011

VIA US MAIL AND FAX (949) 435-2149
Mr. Harald Weisshaupt
Chief Executive Officer
AuraSound, Inc.
2850 Red Hill Avenue, Suite 100
 Santa Ana, CA 92705

   Re: AuraSound, Inc.
      Form 10-K for the Fiscal Year Ended June 30, 2010
      Filed September 28, 2010
      Form 10-Q/A for the Quarter Ended September 30, 2010
      Form 10-Q for the Quarter Ended December 31, 2010
      Form 8-K filed February 24, 2011
      File No. 0-51543

Dear Mr. Weisshaupt:

  We have reviewed your response letter dated June 27, 2011 and have the following comments. As noted in our letter dated December 27, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the Quarter Ended September 30, 2010
Item 4. Controls and Procedures

1. Please amend your filing based on your response to comment one from our letter dated May 25, 2011

Form 10-Q for the Quarter Ended March 31, 2011
Consolidated Statements of Cash Flows, page 3

2.   We note your response to comment two from our letter dated May 25, 2011. It remains unclear to us why the net change in accounts payable as reported in the Consolidated Statements of Cash Flows does not reconcile to the net change in accounts payable for that period based on the schedule that you provided. Please provide us your basis for calculating the net change in accounts payable as reported in the Statement of Cash Flows.

Bank Debt, page 11

3.   Please revise your filing based on your response to comments three and four from our letter dated May 25, 2011.

        Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director